EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the Registration Statement Nos. 33-59733 and 333-167661 on Form S-8 of Cash America International, Inc. 401(k) Savings Plan of our report dated June 13, 2014, with respect to the statements of net assets available for benefits of the Cash America International, Inc. 401(k) Savings Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Cash America International, Inc. 401(k) Savings Plan.
/s/ Whitley Penn LLP
Fort Worth, Texas
June 13, 2014